FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-190588

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
SUPPLEMENT NO. 3 DATED MAY 28, 2015
TO THE PROSPECTUS DATED NOVEMBER 25, 2013

This prospectus supplement, or this Supplement No. 3, is part of the prospectus of Phillips Edison Grocery Center REIT II, Inc., or the Company, dated November 25, 2013, or the Prospectus, as supplemented by Supplement No. 1 dated April 17, 2015 (which superseded and replaced all prior supplements) and Supplement No. 2 dated May 11, 2015. This Supplement No. 3 replaces, supplements, modifies and supersedes certain information contained in the Prospectus, Supplement No. 1 and Supplement No. 2. Unless the context suggests otherwise, the terms “we” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. The purpose of this Supplement No. 3 is to provide an update on the status of the offering and the extension of the offering period.

Status of the Offering

We commenced our initial public offering on November 25, 2013, pursuant to which we are offering up to 80,000,000 shares of our common stock, par value $0.01 per share, in our primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 20,000,000 shares of our common stock pursuant to our distribution reinvestment plan initially at $23.75 per share. As of May 26, 2015, we had raised aggregate gross offering proceeds of approximately $862.0 million from the sale of approximately 34.7 million shares in our initial public offering, including $16.2 million from shares sold under our distribution reinvestment plan.

Extension of the Offering Period

On May 27, 2015, our board of directors made the determination to continue to offer shares under the primary portion of this offering until the earlier of (1) September 15, 2015 (previously June 30, 2015) or (2) the sale of $1.6 billion in shares of our common stock (unchanged). Subscription agreements must be dated on or before the earlier of these two events and submitted promptly. We extended the closing date of this offering in an effort to accomplish our previously stated objective of raising $1.6 billion of proceeds that will be used to grow and diversify our portfolio of grocery-anchored shopping centers.